# SECURITIES AND EXCHANGE COMMISSION

**Washington, DC 20549**

# FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ to ________

**Commission File No. 001-11960**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

## ASTRAZENECA SAVINGS AND SECURITY PLAN

AstraZeneca Pharmaceuticals LP
1800 Concord Pike
P. O. Box 15437
Wilmington, DE 19850-54387


03025440

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AstraZeneca PLC
15 Stanhope Gate
London W1Y 6LN
England




SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH, D.C.
188
SECTION

CR

## REQUIRED INFORMATION

1. Financial Statements:

The following financial information, including Independent Auditors' report thereon of **AstraZeneca Savings and Security Plan** are submitted herewith:

Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001;

Statements of Changes in Net Assets Available for Plan Benefits for the three years ended December 31, 2002; and

Notes to Financial Statements.

The schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the AstraZeneca Savings and Security Plan.

2. Exhibits:

The following exhibits are submitted herewith:

Exhibit (A) - Consent of Independent Auditors; and

Exhibit (B) - Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Date: June 25, 2003



By: ______________________
G. M. Engelmann
Chair, AstraZeneca Investment Committee

EXHIBIT A

Consent of Independent Auditors

The Board of Directors
AstraZeneca PLC

We consent to the incorporation by reference in the registration statement (No. 333-65362) on Form S-8 of AstraZeneca PLC of our report dated June 2, 2003, with respect to the statements of net assets available for plan benefits of the AstraZeneca Savings and Security Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of the AstraZeneca Savings and Security Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 25, 2003

**EXHIBIT B**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report for the AstraZeneca Savings and Security Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, G. M. Engelmann, Chairman of the AstraZeneca Investment Committee, hereby certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Date: June 25, 2003



By: ______________________
G. M. Engelmann
Chair, AstraZeneca Investment Committee



**ASTRAZENECA SAVINGS AND SECURITY PLAN**

Financial Statements and Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)


SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2003
WASH. D.C.
188
SECTION

## ASTRAZENECA SAVINGS AND SECURITY PLAN

### Table of Contents





SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH. D.C. 188 SECTION



1601 Market Street
Philadelphia, PA 19103-2499

## Independent Auditors' Report

The Participants of the AstraZeneca Savings and Security Plan,
the AstraZeneca Investment Committee, and
the AstraZeneca Administration Committee:

We have audited the accompanying statements of net assets available for plan benefits of the AstraZeneca Savings and Security Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the three-year period ended December 31, 2002. These financial statements are the responsibility of the AstraZeneca Investment Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is information required by the Department of Labor's *Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974*. This schedule is the responsibility of the AstraZeneca Investment Committee. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 2, 2003



## ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| Assets: | | |
| Investments: | | |
| Common stock | $ 109,147,164 | 160,700,369 |
| Investments in mutual funds | 338,308,454 | 345,124,315 |
| Investments in commingled funds | 164,289,690 | 209,525,015 |
| Investment contracts with insurance companies | 174,252,747 | 155,036,618 |
| Investments in money market funds | 56,618,892 | 49,951,420 |
| Participant loans | 16,375,148 | 16,193,692 |
| Total investments | 858,992,095 | 936,531,429 |
| Employer contribution receivable | 2,580,800 | 112,236 |
| Net assets available for plan benefits | $ 861,572,895 | 936,643,665 |

See accompanying notes to financial statements.

**ASTRAZENECA SAVINGS AND SECURITY PLAN**

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2002, 2001, and 2000

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Additions: | | | |
| Investment (loss) income: | | | |
| Net depreciation in fair value of investments | $ (152,409,994) | (107,194,692) | (51,186,438) |
| Interest and dividends | 17,306,466 | 22,422,075 | 54,814,777 |
| Total investment (loss) income | (135,103,528) | (84,772,617) | 3,628,339 |
| Contributions: | | | |
| Sponsor | 40,071,617 | 30,373,192 | 18,201,940 |
| Participant | 78,754,836 | 67,841,455 | 44,641,661 |
| Total contributions | 118,826,453 | 98,214,647 | 62,843,601 |
| Transfers from other qualified defined contribution plans | 6,375,217 | 13,782,346 | 414,932,474 |
| Total (deductions) additions | (9,901,858) | 27,224,376 | 481,404,414 |
| Deductions: | | | |
| Benefits paid to participants | 63,644,782 | 68,877,018 | 58,694,580 |
| Transfers to other qualified defined contribution plans | 1,524,130 | 289,481 | 269,347,546 |
| Total deductions | 65,168,912 | 69,166,499 | 328,042,126 |
| Net (decrease) increase | (75,070,770) | (41,942,123) | 153,362,288 |
| Net assets available for plan benefits: | | | |
| Beginning of the year | 936,643,665 | 978,585,788 | 825,223,500 |
| End of the year | $ 861,572,895 | 936,643,665 | 978,585,788 |

See accompanying notes to financial statements.

## (1) Description of Plan

### *(a) General*

The following description of the AstraZeneca Savings and Security Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan, formerly known as the Zeneca Deferred Compensation Plan, was established April 1, 1958, and was designed to provide a systematic means of saving and investing for the future.

Effective June 30, 2000, the Astra 401(k) and Profit Sharing Plan, the AstraZeneca LP (AMI) Employee Savings and Security Plan, the AstraZeneca R&D Boston 401(k) and Profit Sharing Plan, and the Zeneca Deferred Compensation Plan for Non-Exempt Employees were merged into the Zeneca Deferred Compensation Plan. Effective July 1, 2000, the Zeneca Deferred Compensation Plan was amended and restated and thereafter is known as the AstraZeneca Savings and Security Plan. Also effective July 1, 2000, sponsorship of the AstraZeneca Savings and Security Plan was transferred from Zeneca Inc. to AstraZeneca Pharmaceuticals LP (AstraZeneca or the Company). Zeneca Inc. is a direct wholly owned subsidiary of Zeneca Holdings Inc. and an indirect wholly owned subsidiary of AstraZeneca PLC, a multinational public limited company registered in England. On April 6, 1999, Zeneca Group PLC merged with Astra AB to become AstraZeneca PLC. The Company is an indirect wholly owned subsidiary of AstraZeneca PLC.

Effective December 31, 1999, Zeneca Holdings Inc. spun out its U.S. agrochemical business, including GB Biosciences Holdings, Inc., into Zeneca Ag Products Holdings Inc. (Zeneca Ag Holdings), a separate legal entity. Also effective December 31, 1999, Zeneca Ag Products Inc. (Zeneca Ag) and GB Bioscience Corporation (GB Bioscience), wholly owned subsidiaries of Zeneca Ag Holdings, became participating employers in the Plan. In June 2000, Zeneca Ag and GB Bioscience terminated their participation in the Plan.

Regular full-time and part-time employees of the Company and AstraZeneca LP (AZLP), a participating employer as defined by the Plan, are eligible to immediately participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is intended as a plan described in Section 404(c) of ERISA and Section 2550.404c-1 of Title 29 of the Code of Federal Regulations. Because the Plan allows participants to invest both before-tax and after-tax contributions in AstraZeneca PLC American Depositary Receipts (ADRs), the Plan and the stock offered thereunder are registered under the Securities Act of 1933 (the Act).

Prior to July 1, 2000, the Employee Benefits Investments Committee of Zeneca Holdings Inc. was the Plan's named fiduciary for investment and certain administrative duties, and the Employee Benefits Committee of Zeneca Holdings Inc. was the Plan's fiduciary for claims administration and certain other duties.

On or after July 1, 2000, the AstraZeneca Investment Committee is the Plan's named fiduciary for investment and certain administrative duties and the AstraZeneca Administration Committee is the Plan's named fiduciary for claims administration and certain other duties. Both committees are appointed by and subject to review by the AstraZeneca Compensation and Benefits Committee.



(Continued)

(b) ***Administrative Expenses***

All costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. Brokerage charges and fees incurred for purchases and sales of common stock are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold. Investment advisory fees are paid by the Company.

(c) ***Contributions***

Participants can make before-tax contributions of up to 15% of annual eligible compensation and after-tax contributions of up to 15% of annual eligible compensation, provided that total contributions do not exceed 15% of annual eligible compensation. The maximum amount of the Company match through June 30, 2000 was 3% of the participant's eligible annual compensation or 50 cents for each dollar of the first 6% of eligible compensation that a participant contributes to the Plan.

Effective July 1, 2000, the Plan was amended and restated to increase the maximum amount of the Company match to 75 cents for each dollar of the first 6% of eligible compensation that a participant contributes to the Plan.

Effective March 1, 1998 (for employees from Zeneca Inc. hired March 1, 1998 or after) or May 1, 1998 (for employees hired prior to March 1, 1998), a fixed Company contribution in the amount of 2.5% of annual compensation (Fixed Company Contributions) was added to the Plan for those Plan participants who met the eligibility requirements of Benefit Schedule B under the Zeneca Pension Plan. Fixed Company Contributions cliff vest after the employee is credited with five years of service. The amount of contributions is subject to the limitations imposed by the *Internal Revenue Code*. Both employee and Company contributions allocated to each participant account and paid to the trustee are invested in the investment funds designated by the participant.

(d) ***Participant Accounts***

Each participant's account is adjusted periodically to reflect his or her allocated portion of participant and Company contributions and investment earnings. Investment earnings allocated to each participant's account are based on the portion of income and expenses and gains and losses of each investment fund in which the assets represented by the participant's account are invested.

(e) ***Vesting***

Participants are immediately vested in their contributions and all Company matching contributions, plus actual earnings thereon. Fixed Company Contributions vest after five years of service.

(f) ***Participant Loans***

The Plan allows plan loans pursuant to Section 408(b)(1) of ERISA and the regulations thereunder. The maximum loan amount is the lesser of 50% of a participant's account balance or $50,000, reduced by the participant's highest outstanding Plan loan balance over the previous 12 months. The minimum loan amount is $1,000. Loans must generally be repaid over a period of up to five years.



(Continued)

Interest rates are based on the "prime rate" published in the Wall Street Journal on the first calendar day of the month in which the loan is taken.

*(g) Payment of Benefits*

In the case of death, disability, termination, or retirement, a participant or, if applicable, the participant's beneficiary, may receive a distribution of the vested portion of his or her accounts in a lump-sum amount or in installments (excluding termination). In addition, a participant may elect to withdraw all or part of his or her 401(k) account in special circumstances, as defined by the Plan.

*(h) Forfeited Accounts*

If participants terminate employment prior to becoming fully vested in their Fixed Company Contributions, then those contributions will be forfeited and used to reduce future Fixed Company Contributions to the Plan for the remaining participants. As of December 31, 2002 and 2001, the forfeiture account balances totaled $701,279 and $329,766, respectively. Forfeitures used to reduce Fixed Company Contributions were $652,778, $1,036,757, and $631,795 for the years ended December 31, 2002, 2001, and 2000, respectively.

## (2) Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

*(a) Basis of Accounting*

The accompanying financial statements have been prepared on the accrual basis of accounting.

*(b) Investment Valuation and Income Recognition*

Shares of common stock were valued at the period-end market price. Shares of registered investment companies are valued at quoted market prices. Investment contracts with insurance companies are valued at contract value. Purchases and sales of investments are recorded on the trade date. Dividend income is recorded on the ex-dividend date. The appreciation (depreciation) in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statements of changes in net assets available for plan benefits. Interest income is accrued as earned.

*(c) Payment of Benefits*

Benefits are recorded when paid.

*(d) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

**(3) Investments**

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001:

| | | 2002 | 2001 |
|---|---|---|---|
| T. Rowe Price Small Cap Value Fund | $ | 43,103,044 | — |
| Mellon Asset Allocation Fund | | 75,225,107 | 77,793,112 |
| AstraZeneca PLC ADRs | | 109,147,164 | 127,664,144 |
| American Express New Dimensions Fund | | 76,424,299 | 103,273,867 |
| Fidelity U.S. Equity Index Commingled Pool | | 89,064,583 | 119,781,898 |
| Fidelity Growth and Income Fund | | 48,843,207 | 49,484,714 |

During 2002, 2001, and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

| | | 2002 | 2001 | 2000 |
|---|---|---|---|---|
| Mutual funds | $ | (75,392,531) | (55,931,526) | (78,370,389) |
| Common stock | | (32,994,448) | (27,756,738) | 40,671,939 |
| Commingled funds | | (44,023,015) | (23,506,428) | (13,487,988) |
| | $ | (152,409,994) | (107,194,692) | (51,186,438) |

**(4) Investment Contracts with Insurance Companies**

The Plan invests in a portfolio of benefit-responsive guaranteed investment contracts issued by insurance companies. The AstraZeneca Treasury Department manages the portfolio, and Fiduciary Capital Management is the portfolio's advisor. The portfolio is credited with interest on the guaranteed investment contracts and may be debited for participant withdrawals. The contracts are included in the financial statements at contract value as reported to the Plan by each underlying insurer. Contract value represents initial deposits made under the contracts, plus interest. Participants may direct the withdrawal or transfer of all or a portion of their investment.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 6% for the years ended December 31, 2002 and 2001.

**(5) Internal Revenue Service Status**

The Plan is an amendment and restatement of the Zeneca Deferred Compensation Plan and resulted from the merger of several 401(k) plans sponsored by the Company, effective July 1, 2000. Previously, the Internal Revenue Service (IRS) issued a determination letter for the Zeneca Deferred Compensation Plan on June 18, 1999, which stated that the Zeneca Deferred Compensation Plan and its underlying trust qualified under the applicable provisions of the *Internal Revenue Code* and, therefore, were exempt from federal income taxes.

The Internal Revenue Service (IRS) issued a determination letter for the amended and restated Plan on December 10, 2002, which stated that the Plan and its underlying trust qualified under the applicable provisions of the *Internal Revenue Code* and, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2002.

## (6) Voluntary Compliance Resolution

Between April 1, 1992 and December 31, 1997, certain elements of participants' wages, such as certain cash awards, payments of unused sick time, and retention bonuses, were erroneously excluded from compensation under the Deferred Compensation Plan. On July 26, 1999, Zeneca Inc., the sponsor of the Deferred Compensation Plan at that time, filed under the IRS's Voluntary Compliance Resolution (VCR) Program to correct this matter via a method approved by the IRS. By letter dated November 3, 1999, the IRS approved Zeneca Inc.'s proposed corrective action. On February 29, 2000, a payment in the amount of $720,399 was made by Zeneca Inc. to the Deferred Compensation Plan for dissemination to the applicable participants' accounts.

During 1999, AZLP, the sponsor of the former Astra 401(k) and Profit Sharing Plan (the Astra Plan), made a filing with the IRS through the VCR Program concerning certain operational defects it had identified with respect to the Astra Plan. During 2000, AZLP received a compliance statement from the IRS, subject to the completion of certain agreed remedial actions with respect to the identified operational defects. The remedial actions were completed in 2000, without any material adverse impact on the Astra Plan.

During 2000, AZLP made another filing with the IRS through the VCR Program concerning an additional operational defect it had identified with respect to the Astra Plan, relating to the interpretation and operation of the Astra Plan's definition of compensation. During 2001, AZLP received a compliance statement from the IRS, subject to the completion of agreed remedial action by July 2001. AZLP implemented the remedial action and funded the cost on June 27, 2001, in the amount of $316,895.

## (7) Plan Termination

Although it has not expressed any intent to do so, the AstraZeneca Compensation and Benefits Committee has the right under the Plan to amend or terminate the Plan at any time, subject the provisions of ERISA and other applicable law.

## (8) Transfers

Effective June 30, 2000, the Astra Plan, the AstraZeneca LP (AMI) Employee Savings and Security Plan, the AstraZeneca R&D Boston 401(k) and Profit Sharing Plan, and the Zeneca Deferred Compensation Plan for Non-Exempt Employees were merged into the Plan.

In June 2000, Zeneca Ag and GB Biosciences terminated their participation in the Plan and the applicable Plan assets of $230,381,760 were transferred out of the Plan to a new plan established by Zeneca Ag Holdings.



(Continued)

Transfers between the Plan and other qualified plans are summarized as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Transfers from other qualified defined contribution plans: | | | |
| Zeneca Deferred Compensation Plan for Non-Exempt Employees | $ — | — | 93,260,909 |
| Astra 401(k) and Profit Sharing Plan | — | — | 136,984,551 |
| AstraZeneca LP (AMI) Employee Savings and Security Plan | — | — | 168,236,415 |
| AstraZeneca R&D Boston 401(k) and Profit Sharing Plan | — | — | 9,517,755 |
| Rollover contributions and other additions | 6,375,217 | 13,782,346 | 6,932,844 |
| Total | $ 6,375,217 | 13,782,346 | 414,932,474 |
| Transfers to other qualified defined contribution plans: | | | |
| Zeneca Ag Holdings Deferred Compensation Plan | $ — | — | 230,381,760 |
| AstraZeneca Savings and Security Plan for Puerto Rico Employees | 1,398,547 | — | — |
| Rollovers and other deductions | 125,583 | 289,481 | 38,965,786 |
| Total | $ 1,524,130 | 289,481 | 269,347,546 |

## (9) Investment in Master Trust

Effective June 30, 2000, the Declaration of Trust for Certain Defined Contribution Plans of Zeneca Holdings Inc. was terminated and the net assets of the Trust were allocated as defined in the Plan. Prior to June 30, 2000, all of the Plan's investments were held in a Master Trust that was established for the investment of assets of the Plan and the Zeneca Deferred Compensation Plan for Non-Exempt Employees. Each plan had an undivided interest in the Master Trust. Investment income and expenses relating to the Master Trust were allocated to the individual plans based upon average monthly balances invested by each plan.

## (10) Party-in-Interest Transactions

Certain Plan investments are shares of registered investment companies managed by affiliates of Fidelity Investment Management Company. Fidelity Investment Management Company is the trustee as defined in the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Schedule 1

**ASTRAZENECA SAVINGS AND SECURITY PLAN**

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

| Description | Fair/contract value |
|---|---|
| Investments in common stock: | |
| * AstraZeneca PLC ADR's | $ 109,147,164 |
| Investment contracts with insurance companies (Stable value fund): | |
| AIG Life Insurance Company | 12,007,922 |
| Allstate Life Insurance Company | 14,615,105 |
| Business Men's Assurance Company | 5,726,426 |
| Canada Life Assurance Company | 11,320,770 |
| GE Life and Annuity | 10,665,950 |
| Hartford Life Insurance Company | 4,921,736 |
| John Hancock Mutual Life Insurance | 14,448,826 |
| Massachusetts Mutual | 4,915,582 |
| Metropolitan Life Inc. | 13,426,141 |
| Monumental Life Insurance Company | 4,065,138 |
| Mutual of America | 9,524,427 |
| New York Life Insurance Company | 17,440,383 |
| Ohio National Life Insurance Company | 5,433,995 |
| Pacific Life Insurance Company | 4,613,362 |
| Principal Life Insurance | 11,493,464 |
| Protective Life Insurance | 6,615,448 |
| Prudential Insurance Company of America | 7,380,743 |
| Security Life of Denver Insurance Company | 5,545,059 |
| Travelers Insurance Company | 10,092,270 |
| | 174,252,747 |
| Investments in mutual funds: | |
| American Express New Dimensions Fund | 76,424,299 |
| * Fidelity Growth and Income Fund | 48,843,207 |
| * Fidelity Magellan | 31,902,266 |
| * Fidelity OTC Portfolio | 21,247,691 |
| Glenmede International Fund | 18,233,215 |
| Merrill Lynch Basic Value | 24,801,098 |
| Putnam Voyager Fund | 33,308,448 |
| Spartan International Index | 6,444,790 |
| T. Rowe Price Small Cap Value Fund | 43,103,044 |
| Vanguard Growth Index | 4,555,847 |
| Vanguard Total Bond Market Investment | 6,281,223 |
| Vanguard Mid Cap Index | 1,587,154 |
| Vanguard Small Cap Index | 12,216,847 |
| Vanguard Value Index | 9,359,325 |
| | 338,308,454 |



(Continued)

Schedule 1

**ASTRAZENECA SAVINGS AND SECURITY PLAN**

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

| Description | Fair/contract value |
|---|---|
| Investments in commingled funds: | |
| Mellon Asset Allocation Fund | $ 75,225,107 |
| * Fidelity U.S. Equity Index Commingled Pool | 89,064,583 |
| | 164,289,690 |
| Investments in money market funds: | |
| * FMTC Institute Money Market | 20,039,097 |
| * Fidelity Retirement Money Market | 36,579,795 |
| | 56,618,892 |
| Participant loans (bearing interest rates from 4.25% to 11.50%) | 16,375,148 |
| Total assets held for investment purposes | $ 858,992,095 |

* Party-in-interest

See accompanying independent auditors' report.